Exhibit 99.1

GERDAU S.A.

CNPJ nº 33.611.500/0001-19

NIRE 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (collectively, the “Companies”), making reference to the Material Fact published by Gerdau S.A. on June 13, 2018, informs that on November 8, 2022, the First Panel of the Superior Court of Justice unanimously granted the Special Appeal filed by Gerdau S.A., granting the annulment of the conviction imposed by the Administrative Council for Economic Defense on Gerdau S.A., for anticompetitive practices.

The Superior Court of Justice decision imposes on the Administrative Council for Economic Defense the observance of due process of law, to the extent that it considers relevant the economic evidence, initially ignored, for the (non) establishment of a cartel. The execution of the fine imposed by the autarchy was suspended due to an injunction that authorized Gerdau to offer a guarantee insurance.

This decision has not yet been formalized through the competent court ruling.

More information is available in Note #15 of the Company's September 30, 2022 Financial Statements.

Gerdau considers that this decision proves the appropriateness of its business practices, which are and always have been based on the principles of transparency and free competition, consolidated throughout its 121-year history in Brazil.

São Paulo November 9, 2022.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer

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